U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM F-X

           APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING


A. Name of issuer or person filing ("Filer"): ABITIBI-CONSOLIDATED COMPANY OF CANADA

B. This is [check one]:

      [X] an original filing for the Filer.

      [_] an amended filing for the Filer.

C. Identify the filing in conjunction with which this Form is being filed:

      Name of registrant:           ABITIBI-CONSOLIDATED COMPANY OF CANADA

      Form type:                    FORM F-10

      File Number (if known):       333-117648-01

      Filed by:                     ABITIBI-CONSOLIDATED COMPANY OF CANADA

      Date Filed (if filed
      concurrently, so indicate):   JULY 26, 2003
                                    (CONCURRENTLY WITH FORM F-10)

D. The Filer is incorporated or organized under the laws of QUEBEC and has its principal place of business at:

                  1155 METCALFE STREET, SUITE 800
                  MONTREAL, QUEBEC
                  H3B 5H2
                  CANADA
                  (514) 875-2160

E. The Filer designates and appoints CT Corporation System ("Agent"), located at:

                  CT CORPORATION SYSTEM
                  111 EIGHTH AVENUE
                  NEW YORK, NEW YORK 10011
                  TELEPHONE: (212) 894-8940


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as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

         (a) any investigation or administrative proceeding conducted by the Securities and Exchange Commission ("Commission"); and

         (b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 filed concurrently with this Form F-X or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the Securities Exchange Act of 1934. The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.



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G. The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10; the securities to which the Form F-10 relates; and the transactions in such securities.

         The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montreal, Province of Quebec, Country of Canada, on this 23rd day of July, 2004.


Filer:   ABITIBI-CONSOLIDATED COMPANY        By:  /s/ Jacques P. Vachon
         OF CANADA                                ------------------------------
                                                  Name:   Jacques P. Vachon
                                                  Title:  Senior Vice President,
                                                          Corporate Affairs and
                                                          Secretary




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         This statement has been signed by the following persons in the capacities and on the dates indicated.


                                          CT CORPORATION SYSTEM
                                          As Agent for Service of Process for
                                          Abitibi-Consolidated Company of Canada


                                          By: /s/ Renee Haggerty
                                              ----------------------------------
                                          Name:  Renee Haggerty
                                          Title: Corporate Team Leader


                                          Date:  July 26, 2004